March 07, 2025	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1

www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: IAMGOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		April 01, 2025
Record Date for Voting (if applicable) :		April 01, 2025
Beneficial Ownership Determination Date :		April 01, 2025
Meeting Date :		May 06, 2025
Meeting Location (if available) :		Virtual Meeting
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	450913108		CA4509131088
COMMON RESTRICTED 4 MONTH HOLD	450913827		CA4509138273

Sincerely,

Computershare

Agent for IAMGOLD CORPORATION